

June 17, 2025

David A. Breach
Co-Chief Executive Officer
VistaOne, L.P.
Four Embarcadero Center, 20th Floor
San Francisco, CA 94111

> **Re: VistaOne, L.P.**
> **Post-Effective Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed April 14, 2025**
> **File No. 000-56714**

Dear David A. Breach:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark Brod